Exhibit 99.1

ICON plc to Present at the 29th Annual Credit Suisse Virtual Healthcare Conference and Evercore ISI HealthCONx Conference

DUBLIN--(BUSINESS WIRE)--October 30, 2020--ICON plc, (NASDAQ: ICLR) a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today announced that Mr. Brendan Brennan, CFO of ICON plc, will present at:

  the 29th Annual Credit Suisse Virtual Healthcare Conference on Monday, November 9, 2020. The presentation will be webcast live from 08.45am ET; and
  the Evercore ISI HealthCONx Conference on Wednesday, December 2, 2020 at 11.20am ET.

Any changes to these events and links to the live webcasts (where available) will be posted on the Investor section of our website under “Events”.

About ICON plc

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 15,250 employees in 94 locations in 40 countries as at September 30, 2020. Further information is available at www.iconplc.com.

This press release and the related presentations in connection with this press release contain forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-G

Contacts

Investor Relations
+1888 381 7923

Jonathan Curtain
Vice President Corporate Finance and Investor Relations
+353 1 291 2000